# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Cyclacel Pharmaceuticals, Inc., CIK 0001130166
CUSIP: 23254L801
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 200 CONNELL DRIVE, SUITE 1500, BERKELEY HEIGHTS, New Jersey (NJ), 07922
Date of event which requires filing of this statement: 02/06/2025
Filed by CIK 0001932843
Persons authorized to receive notices and communications: DAVID E. LAZAR, 44, Tower 100, The Towers, Winston Churchill, Panama City, Panama (R1), 07196, 646-768-8417

## Reporting persons
- Lazar David E. (CIK 0001932843): type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); source of funds: personal funds (PF); sole voting power 39,021,180; shared voting power 0; sole dispositive power 39,021,180; shared dispositive power 0; aggregate amount beneficially owned 39,021,180 (15.84% of the class)
  Comment: Consists of 39,021,180 shares of Common Stock that are issuable upon conversion of the Issuer's Series D Convertible Preferred Stock, $0.001 par value per share (the Series D Preferred Stock).

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value
Name of issuer: Cyclacel Pharmaceuticals, Inc.
Address of issuer's principal executive offices: 200 CONNELL DRIVE, SUITE 1500, BERKELEY HEIGHTS, New Jersey (NJ), 07922

## Item 2. Identity and Background
Name of person filing: This statement is filed by David Elliot Lazar (the "Reporting Person").
Residence or business address: The principal business address of the Reporting Person is 44, Tower 100, The Towers, Winston Churchill, San Francisco, Paitilla, Panama City, Panama 07196.
Present principal occupation or employment: The Reporting Person is a private investor.
Criminal convictions in the last five years: The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of Portugal and Israel.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The 354,738 shares of Series D Preferred Stock, which are convertible into shares ("Shares") of Common Stock of the Issuer, that the Reporting Person retains following the transactions described in Item 6, were purchased with personal funds pursuant to a securities purchase agreement, dated as of January 2, 2025, by and between the Issuer and the Reporting Person (the "SPA") for the aggregate purchase price of $354,738. The terms of the SPA and the purchase transaction are described further in Item 6.

## Item 4. Purpose of Transaction
Purpose of transaction:
Pursuant to the SPA, as further described in Item 6, (a) effective as of January 2, 2025, the Reporting Person was appointed as the Interim CEO of the Issuer, and (b) effective as of January 5, 2025, Avraham Ben-Tzvi and David Natan were appointed as members of the Issuer's Board of Directors. Effective as of January 2, 2025, each of Dr. Robert Spiegel, Dr. Christopher Henney, Dr. Brian Schwartz, Dr. Kenneth Ferguson and Ms. Karin Walker resigned as members of the Issuer's Board of Directors.

The Reporting Person purchased the Shares based on the Reporting Person's belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Person, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Person may endeavor to increase or decrease his position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable.

The Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Person intends to review his investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to his investment in the Issuer as he deems appropriate including, without limitation, engaging in additional communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Person's investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer's financial and/or operational performance, purchasing additional Shares, selling some or all of his Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing his intention with respect to any and all matters referred to in Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate percentage of Shares owned by the Reporting Person is based upon (a) 11,256,133 shares of Common Stock outstanding as of January 6, 2025, as reported in the Issuer's Definitive Proxy Statement on Schedule 14A, which was filed with the Securities and Exchange Commission on January 21, 2025, (b) 39,021,180 Shares of Common Stock issuable to the Reporting Person upon the conversion of the Series D Preferred Stock which have been retained by the Reporting Person following the transactions described further in Item 6 and (c) information which has been provided to the Reporting Person by the Issuer regarding certain other transactions in the Issuer's shares.

As of the close of business on February 28, 2025, the Reporting Person beneficially owned 39,021,180 Shares.

Percentage: Approximately 15.84%
Number of shares as to which each person has sole or shared power to vote or dispose:
1. Sole power to vote or direct vote: 39,021,180
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 39,021,180
4. Shared power to dispose or direct the disposition: 0
Transactions in the class effected during the past sixty days: The transactions in the Shares by the Reporting Person during the past sixty days are set forth in more detail in Item 6.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On January 2, 2025, the Issuer entered into the SPA with the Reporting Person, pursuant to which the Reporting Person agreed to acquire from the Issuer 1,000,000 shares of Series C Convertible Preferred Stock (the "Series C Preferred Stock") and 2,100,000 shares of Series D Convertible Preferred Stock (the "Series D Preferred Stock" and, together with the Series C Preferred Stock, the "Preferred Stock") for an aggregate purchase price of $3,100,000, subject to the conditions described below, pursuant to the exemptions afforded by the Securities Act of 1933, as amended (the "Securities Act"), and Regulation S thereunder. Pursuant to the SPA, the purchase of the Shares took place in two stages. The initial closing took place on January 6, 2025, whereby the Reporting Person acquired 1,000,000 shares of Series C Preferred Stock for a total purchase price of $1,000,000. Pursuant to the SPA, the final closing occurred on February 6, 2025, after the Issuer obtained Stockholder Approval (as defined in the SPA), at which time the Reporting Person purchased 2,100,000 shares of Series D Preferred Stock for a total purchase price of $2,100,000, subject to the conditions described below, pursuant to the exemptions afforded by the Securities Act and Regulation S thereunder.

Each share of Series C Preferred Stock is convertible into 2.65 shares of Common Stock and each share of Series D Preferred Stock is convertible into 110 shares of Common Stock.

Under the applicable Nasdaq Stock Market ("Nasdaq") rules and the SPA, in the absence of Stockholder Approval, the Issuer may only issue to the Reporting Person (or a transferee) upon conversion of the Series C Preferred Stock such number of shares of Common Stock, equal to the lower of (i) the maximum percentage of the number of shares of Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon conversion of the Preferred Stock that can be issued to the holder without requiring a vote of the stockholders of the Issuer under the rules and regulations of Nasdaq; or (ii) 5% of the number of shares of Common Stock outstanding immediately before the original issue date (the "Series C Ownership Limitation"), prior to the date that the Issuer's stockholders approve the issuance of shares of Common Stock to Mr. Lazar upon conversion of the Preferred Stock.

In addition, prior to a Fundamental Transaction (as defined in the SPA), in no event will the Series D Preferred Stock be convertible into Common Stock in a manner that would result in the Reporting Person (or a transferee) holding more than the lower of (i) the maximum percentage of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon conversion of the Preferred Stock that can be issued to the holder without requiring a vote of the stockholders of the Issuer under the rules and regulations of Nasdaq; and, (ii) 49.99% of the number of shares of the Common Stock outstanding immediately before the original issue date (the "Series D Ownership Limitation"). \

The SPA contains customary representations, warranties and agreements of the Issuer and the Reporting Person, limitations, and conditions regarding sales of the Common Stock, indemnification rights and other obligations of the parties. Furthermore, the SPA contains certain covenants that the Issuer is obligated to comply with, such as holding a special meeting of stockholders for purposes of (i) obtaining the Stockholder Approval, (ii) approving a reverse stock split of the Common Stock, (iii) approving an increase in the authorized shares of Common Stock, and (iv) approving an amendment to the Issuer's equity incentive plan increasing the number of shares of Common Stock available thereunder.

The Issuer conducted a special meeting of stockholders on February 6, 2025 and obtained the aforementioned approvals. As a result, the Series C Ownership Limitation was removed. Following the special meeting of stockholders on February 6, 2025, the Reporting Person purchased 2,100,000 shares of Series D Preferred Stock for a total purchase price of $2,100,000.

On February 6, 2025, the Board of Directors of the Issuer approved an amendment to the Certificate of Designations, Preferences, Rights and Limitations of the Series D Preferred Stock to remove the Series D Beneficial Ownership Limitation (the "Amendment"). The Amendment was filed with the Secretary of State of Delaware on February 6, 2025.

The Board of Directors of the Issuer has also adopted resolutions (i) exempting the Reporting Person's acquisition of the Common Stock from Section 16(b) of the Exchange Act of 1934, as amended, pursuant to Rule 16b-3 and (ii) granting the Reporting Person the right to sell, assign or otherwise transfer either the Series C Preferred Stock or Series D Preferred Stock (as well as any Common Stock underlying any such Series C Preferred Stock or Series D Preferred Stock) or his rights to acquire the Series D Preferred Stock (as well as any Common Stock underlying any such securities) pursuant to the SPA (the "Securities Purchase Rights"), including by way of option for the Reporting Person to sell and/or a transferee thereof to purchase, the Securities Purchase Rights.

On February 4, 2025, the Reporting Person and the Issuer entered into a securities purchase agreement (the "Lazar PIPE Agreement") for the issuance and sale in a private placement (the "PIPE") of up to $8,000,000 of shares of the Issuer's Common Stock. The Issuer shall have the right, but not the obligation, to direct the Reporting Person, by delivering written notice thereof from time to time and until September 30, 2026, to purchase up to $8,000,000 of shares at a purchase price equal to the greater of (i) the consolidated closing bid price immediately prior to the entry of the Lazar PIPE Agreement and (ii) the consolidated closing bid price on the business day preceding the applicable purchase date. Unless otherwise agreed by the Issuer and the Reporting Person, the Issuer's right to cause the Reporting Person to purchase shares pursuant to the Lazar PIPE Agreement must be exercised in either $1,000,000 or $2,000,000 increments. The Lazar PIPE Agreement contains customary representations and warranties, agreements and obligations, conditions to closing and termination provisions. The issuance of shares pursuant to the Lazar PIPE Agreement will not be registered under the Securities Act or any state securities laws, and will be issued in reliance on the exemptions from registration provided by Section 4(a)(2) under the Securities Act and Regulation S or Regulation D promulgated thereunder.

The foregoing descriptions of the SPA and the Lazar PIPE Agreement do not purport to be complete and are qualified in their entirety by reference to the SPA and the Lazar PIPE Agreement, which are filed as exhibits to this Schedule 13D, and are incorporated by reference herein.

On February 26, 2025, the Reporting Person (i) converted 1,000,000 shares of Series C Preferred Stock into 2,650,000 Shares of common stock of the Issuer (the "Converted Series C Shares"), (ii) converted 1,745,262 shares of Series D Preferred Stock into 191,978,820 Shares of common stock of the Issuer (the "Converted Series D Shares", and together with the Converted Series C Shares, the "Converted Shares"), and (iii) sold the Converted Shares to a third party investor in a private transaction (the "February Sale"). Following the February Sale, the Reporting Person retained a total of 354,738 shares of Series D Preferred Stock.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 - Securities Purchase Agreement, dated as of January 2, 2025, by and between the Company and David Lazar (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Cyclacel Pharmaceuticals, Inc. on January 6, 2025).

99.2 - Securities Purchase Agreement, dated as of February 4, 2025, between the Company and David Lazar (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Cyclacel Pharmaceuticals, Inc. on February 6, 2025).

## Signatures
- Lazar David E.: /s/ David E. Lazar, David E. Lazar (02/28/2025)